Schedule 4 to September 30, 2005 response letter							Total
Partnership	AA-1	AA-2	AA-3	AA-4	PAIT A-1	PAIT A-2	Repurchase Obligations

Last Year Required to Repurchase Interests	2003	2003	2004	2006	2006	2007

Repurchase Value per Unit
2002	$ 30.97	$ 32.96	$ 24.81	$ 15.82	$ 32.05	$ 44.51
2003	$ 23.01	$ 12.81	$ 18.33	$ 13.32	$ 35.80	$ 54.87
2004	$ -	$ -	$ 16.63	$ 14.35	$ 28.53	$ 50.32
2005	$ -	$ -	$ -	$ 31.62	$ 63.51	$ 100.80

Outstanding Units
2002	25,955	23,109	39,896	30,712	26,540	19,665
2003	25,555	22,209	38,556	29,462	25,680	18,015
2004	-	-	32,301	27,462	23,250	15,390
2005	-	-	-	27,162	23,200	15,265

Maximum Obligation - 10% of Outstanding Units
2002	2,596	2,311	3,990	3,071	2,654	1,967	16,588
2003	2,556	2,221	3,856	2,946	2,568	1,802	15,948
2004	-	-	3,230	2,746	2,325	1,539	9,840
2005	-	-	-	2,716	2,320	1,527	6,563

Repurchase Obligation based on Repurchase Value of 10% of Outstanding Partnership Interest
2002	$ 80,383	$ 76,167	$ 98,982	$ 48,586	$ 85,061	$ 87,529	$ 476,708
2003	$ 58,802	$ 28,450	$ 70,673	$ 39,243	$ 91,934	$ 98,848	$ 387,951
2004	$ -	$ -	$ 53,717	$ 39,407	$ 66,332	$ 77,442	$ 236,899
2005	$ -	$ -	$ -	$ 85,882	$ 147,355	$ 153,870	$ 387,106

General Partner Cash Distribution
2002	$ 40,777	$ 10,792	$ 9,601	$ 2,266	$ 3,550	$ 28,075
2003	$ 65,244	$ 96,930	$ 38,405	$ 5,664	$ 89,275	$ 105,280
2004			$ 46,940	$ 19,257	$ 110,887	$ 136,244
2005				$ 78,264	$ 98,112	$ 112,298

Repurchase Obligation based on 150% of General Partner Cash Distribution
2002	$ 61,166	$ 16,188	$ 14,402	$ 3,398	$ 5,325	$ 42,112	$ 142,591
2003	$ 97,865	$ 145,396	$ 57,608	$ 8,496	$ 133,912	$ 157,919	$ 601,196
2004	$ -	$ -	$ 70,410	$ 28,885	$ 166,331	$ 204,366	$ 469,992
2005	$ -	$ -	$ -	$ 117,395	$ 147,168	$ 168,447	$ 433,011

Maximum Annual Repurchase Obligation

2002	$ 61,166	$ 16,188	$ 14,402	$ 3,398	$ 5,325	$ 42,112	$ 142,591
2003	$ 58,802	$ 28,450	$ 57,608	$ 8,496	$ 91,934	$ 98,848	$ 344,138
2004	$ -	$ -	$ 53,717	$ 28,885	$ 66,332	$ 77,442	$ 226,377
2005	$ -	$ -	$ -	$ 85,882	$ 147,168	$ 153,870	$ 386,920

Annual Repurchases - Units Purchased
2003	400	900	1,340	1,250	860	1,650	6,400
2004	-	-	6,255	2,001	2,430	2,625	13,311
2005	-	-	-	300	50	125	475

Annual Repurchases - Amount Paid
2003	$ 9,204	$ 11,529	$ 24,562	$ 16,650	$ 30,788	$ 90,536	$ 183,269
2004	$ -	$ -	$ 104,021	$ 28,707	$ 69,328	$ 132,090	$ 334,146
2005	$ -	$ -	$ -	$ 9,486	$ 3,176	$ 12,600	$ 25,261